PORTAL RESOURCES LTD.

Suite 750, 625 Howe Street

Vancouver, BC V6C 2T6

Telephone: 604-629-1929

Facsimile: .604-629-1930

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual General Meeting of shareholders of Portal Resources Ltd. (the “Company”) will be held at Suite 750, 625 Howe Street, Vancouver, British Columbia on Friday, December 12, 2008 at 10:30 a.m. (Pacific Time) (the “Meeting”) for the following purposes:

1.

to receive the audited financial statements of the Company for the year ended

June 30, 2008 and the auditor's report thereon;

2.

to fix the number of directors at five, and to elect as Directors for the ensuing year:

David Hottman

Bruce Winfield

Gary Nordin

Mark Brown

Frank Wheatley

3.

to re-appoint DeVisser Gray, Chartered Accountants, as the Company’s auditor for the ensuing fiscal year at a remuneration to be fixed by the directors;

4.

to authorize the Directors to fix the auditor’s remuneration; and

5.

to transact such other business as may properly come before the Meeting.

The accompanying information circular provides additional information relating to the matters to be dealt with at the meeting and is deemed to form part of this notice.

If you are unable to attend the meeting in person, please return the enclosed form of proxy within the time and in accordance with the instructions set out in the form of proxy accompanying this notice.

DATED at Vancouver, British Columbia, this 27th day of October, 2008.

BY ORDER OF THE BOARD OF DIRECTORS

“David Hottman”

David Hottman

Director